Filed by Energy East Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                        Subject Company:  RGS Energy Group, Inc.
                                                   Commission File No. 000-30338


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 The following contain forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Energy East and RGS Energy are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in Energy East's and RGS Energy's filings with the SEC, including risks and uncertainties relating to: failure to obtain and retain expected synergies from this merger and prior Energy East mergers, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for electricity and natural gas, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to Energy East's and RGS Energy's most recent reports filed with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with their proposed merger, Energy East Corporation and RGS Energy Group, Inc. will file a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by Energy East and RGS Energy with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of Energy East's filings may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200, Telephone: (800) 225-5643.
Free copies of RGS Energy's filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649, Telephone: (800) 724-8833.

PARTICIPANTS IN SOLICITATION
Energy East Corporation, RGS Energy Group, Inc. and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the merger. Information concerning Energy East's participants in the solicitation is set forth in Energy East's Current Report on Form 8-K filed with the Commission on February 20, 2001, and information concerning RGS Energy's participants in the solicitation is set forth in RGS Energy's Current Report on Form 8-K filed with the Commission on February 20, 2001.

PRESS RELEASE

[ENERGY EAST LOGO]                                 [RGS ENERGY GROUP, INC. LOGO]


                    ENERGY EAST AND RGS ENERGY GROUP ANNOUNCE
                              STRATEGIC COMBINATION

           COMBINES COMPLEMENTARY STRENGTHS AND GEOGRAPHIES TO CREATE
                       A LEADING NORTHEAST ENERGY COMPANY

                       TRANSACTION VALUED AT $1.4 BILLION


Albany, NY and Rochester, NY (February 20, 2001) - Energy East Corporation (NYSE: EAS) and RGS Energy Group, Inc. (NYSE: RGS) today announced that their boards of directors have unanimously approved a definitive merger agreement, under which all of the outstanding shares of RGS Energy will be exchanged for a combination of cash and Energy East stock valued at $39.50 per RGS Energy share or approximately $1.4 billion in the aggregate. Energy East will also assume approximately $1.0 billion of RGS Energy debt. Energy East intends to finance the cash portion of the transaction primarily through third party financing.

The transaction will be accounted for as a purchase and is expected to be accretive to Energy East's earnings per share in the first full year after closing. The companies anticipate that approval from the New York State Public Service Commission can be obtained on an expedited basis, and all regulatory approvals can be obtained in approximately 12 months.

The combined company will be one of the largest, most diversified energy providers in the Northeast, serving nearly 3 million customers, including approximately 1.8 million electric customers, almost one million natural gas customers and approximately 200,000 other retail energy customers. The combined company will have annual revenues of approximately $5 billion and nearly $10 billion in assets. Together, Energy East and RGS Energy, through their operating subsidiaries, will serve half of upstate New York.

Wes von Schack, chairman, president and chief executive officer of Energy East, said, "RGS Energy and Energy East share a common vision for upstate New York. Simply put, we are focused on providing our customers a reliable supply of electricity and stable prices during these challenging times in the energy marketplace. RGS Energy's proven management and operational talent will fortify our own, and we look forward to working with Tom Richards and the RGS Energy team. RGS Energy is the right partner, at the right time.

"Over the last few years, Energy East has been working to become a super-regional energy delivery and services company, building a presence in 5 northeastern states. By combining with RGS Energy, we are becoming the premier upstate energy utility, while also strengthening our overall presence in the Northeast, adding to our generation portfolio and offering attractive returns to our shareholders. Rochester Gas & Electric's (RG&E) service territory is an excellent fit with New York State Electric & Gas (NYSEG), with over 200 miles of contiguous territory providing the opportunity for operational efficiencies. Through NYSEG's long-term contracts and owned generation, NYSEG has supply certainty through March 2003. RG&E supplies its customers' requirements substantially through its own generation portfolio. Together, we will be able to provide price stability for upstate New York," Mr. von Schack added.

                                     (more)

Tom Richards, chairman, president and chief executive officer of RGS Energy, said, "RGS Energy and Energy East are committed to managing the transition to a restructured industry in order to create both short and long-term benefits for our customers and the upstate region. Already, we are working together to design rate plans that provide reliable energy at stable prices, while continuing to encourage competition by offering customers a choice in their energy provider. Together, we will have a wide range of options for meeting customers' supply requirements, including long-term contracts, owned generation and selective generation build-out. I am convinced that combined, we have the scale and scope to provide benefits for our shareholders, our customers, our employees and the communities we serve.

"We intend to be a reason why upstate New York is successful. We are particularly excited about the opportunities that our combination will bring to this region. Providing service to half of upstate New York, we are committed to the economic vitality of the region as a platform for growth for our combined company. With approximately 5,000 employees in upstate New York, the combined company has a track record of community involvement and corporate contributions. These will remain priorities," concluded Mr. Richards.

TERMS

Under the terms of the agreement, RGS Energy shareholders would receive the equivalent of $39.50 for each share of RGS Energy common stock they own, payable in cash or in Energy East common stock, so long as Energy East's common stock price is between $16.57 and $22.41. Each RGS Energy shareholder would be able to elect the form of consideration they wish to receive, subject to proration so that 55 percent of the RGS Energy shares would be exchanged for cash, and 45 percent would be exchanged for Energy East common stock. The stock portion of the consideration is expected to be tax free to RGS Energy shareholders.

Each RGS Energy share, converted into Energy East common stock, would receive not less than 1.7626 and not more than 2.3838 shares of Energy East common stock, depending on the average closing price of Energy East stock during a 20-day trading period prior to the merger closing. For example, based on Energy East's closing price of $19.14 on February 16, 2001, RGS Energy shareholders who choose to receive common stock would receive 2.0637 Energy East shares for each RGS Energy share.

The combined company expects to maintain Energy East's dividend policy. The Energy East dividend has been increased 5 percent in each of the last three years. Energy East's current annual common stock dividend is $0.92 per share. Based on Energy East's closing stock price on February 16, 2001, RGS Energy shareholders who choose to receive Energy East common stock would receive 2.0637 Energy East shares for each RGS Energy share. This would represent a converted dividend equivalent of $1.90 per share, an increase over the $1.80 per share dividend that RGS Energy shareholders currently receive.

SYNERGIES

The merger is expected to generate annual cost savings of approximately $50 million. Savings are expected to come largely from the joint management of Energy East and RGS Energy subsidiaries in areas such as procurement, information systems, and other administrative and general areas.

                                     (more)

No layoffs are planned as a result of the combination. Both companies have on-going cost reduction programs and, historically, have used reduced hiring and attrition to minimize any workforce effects.

MANAGEMENT, BOARD AND HEADQUARTERS

RGS Energy will become a wholly owned subsidiary of Energy East. RG&E will remain a subsidiary of RGS Energy, and it is expected that NYSEG will be a wholly owned subsidiary of RGS Energy. Wes von Schack will continue to serve as chairman, president and chief executive officer of Energy East. Tom Richards will be chairman, president and chief executive officer of RGS Energy, chairman and chief executive officer of RG&E and NYSEG, as well as an executive vice president of Energy East. Ralph Tedesco will remain president and chief operating officer of NYSEG. Two outside RGS Energy directors and Tom Richards will be added to Energy East's board of directors, increasing it to 16 members.

The headquarters of RGS Energy, RG&E and NYSEG will be located in Rochester, NY. The operating headquarters for NYSEG will remain in Binghamton, NY. Headquarters for other Energy East utility subsidiaries are Augusta, ME for Central Maine Power Company; Hartford, CT for Connecticut Natural Gas; Bridgeport, CT for Southern Connecticut Gas; and Pittsfield, MA for Berkshire Gas Company.

APPROVALS

The transaction is conditioned upon, among other things, the approval of each company's shareholders and the approval of various regulatory agencies.

ADVISORS

UBS Warburg LLC acted as financial advisor and Wachtell, Lipton, Rosen & Katz acted as legal counsel to Energy East. Morgan Stanley Dean Witter acted as financial advisor and Shearman & Sterling acted as legal counsel to RGS Energy.

ABOUT RGS ENERGY

RGS Energy is a holding company with its regulated energy business conducted through Rochester Gas & Electric (RG&E), and its unregulated business through Energetix. RG&E supplies regulated electric and gas service within a 2,700 square-mile service territory with a population of one million people, centered around the city of Rochester, NY. Energetix and its subsidiary, Griffith Energy are unregulated companies offering a full line of energy products including electricity, natural gas, home heating oil, propane and a variety of energy services throughout upstate New York. This allows RGS Energy to be a successful competitor in the emerging energy marketplace that is driven by consumer energy supplier choice and an expanded array of energy services. For more information about RGS Energy, please visit the Company's home page on the Internet at http://www.rge.com.

                                     (more)

ABOUT ENERGY EAST

Energy East is a super-regional energy services and delivery company in the Northeast. A leader in promoting competition, Energy East serves 2 million customers (1.4 million electricity and 600,000 natural gas) in upstate New York and New England over a 32,000 square-mile service area. The strength of the company is underscored by its commitment to financial discipline, state of the art technology and the operational talent to be among the best at what it does. For more information about Energy East, please visit the Company's home page on the Internet at http://www.energyeast.com.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Energy East and RGS Energy are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in Energy East's and RGS Energy's filings with the SEC, including risks and uncertainties relating to: failure to obtain and retain expected synergies from this merger and prior Energy East mergers, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for electricity and natural gas, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to Energy East's and RGS Energy's most recent reports filed with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger, Energy East Corporation and RGS Energy Group, Inc. will file a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by Energy East and RGS Energy with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of Energy East's filings may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200, Telephone: (800) 225-5643.
Free copies of RGS Energy's filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649, Telephone: (800) 724-8833.

PARTICIPANTS IN SOLICITATION
Energy East Corporation, RGS Energy Group, Inc. and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the merger. Information concerning Energy East's participants in the solicitation is set forth in Energy East's Current Report on Form 8-K filed with the Commission on February 20, 2001, and information concerning RGS Energy's participants in the solicitation is set forth in RGS Energy's Current Report on Form 8-K filed with the Commission on February 20, 2001.

                                     (more)

FINANCIAL ANALYST CONFERENCE

Energy East and RGS Energy will host a financial analyst meeting today at 10:00 am EST to discuss the transaction. A live Internet audio broadcast of the meeting may be accessed at www.dealinfo.com/easrgs by clicking on an available link. Real Network's RealPlayer or Microsoft Windows Media Player is required to access the Webcast. They can be downloaded from www.real.com or www.microsoft.com/windows/mediaplayer.

MEDIA TELECONFERENCE

There will be a media teleconference call today at 11:15 am EST to discuss the transaction. To participate in the teleconference please call (888) 489-9489. For individuals outside of the US, please call (212) 676-5087. Due to the expected number of participants, please call at least 15 minutes before the conference is to begin. Ask to be connected to the Energy East/RGS Energy teleconference.



CONTACTS FOR ENERGY EAST                 CONTACTS FOR RGS ENERGY

INVESTORS:                               INVESTORS:
Thorn Dickinson                          Mark Graham
607-347-2561                             716-724-8176

MEDIA:                                   MEDIA:
Angela Sparks                            Mike Power
518-434-6002                             716-724-8828

THE FOLLOWING IS AN EMPLOYEE COMMUNICATION DISSEMINATED TOGETHER WITH THE PRESS RELEASE.

[ENERGY EAST LOGO]

                                                             February 20, 2001

Dear Colleague:

I am pleased to tell you that we announced today that Energy East Corporation and RGS Energy Group, Inc. will combine in a cash and stock transaction valued at approximately $1.4 billion in the aggregate. This transaction combines complementary strengths, geographies and skills to fortify our position as a super-regional energy delivery and services company within the Northeast.

RGS Energy, through its subsidiary Rochester Gas & Electric (RG&E), serves approximately 650,000 electric and gas customers. With RGS Energy, we will be one of the largest, most diversified energy providers in the Northeast, serving almost 3 million customers. Both companies share a common vision for upstate New York. Simply put, we are focused on providing our customers with reliable energy supply, stable prices and choice. RGS Energy operates in a nine-county region centering around Rochester. Together, we will serve half of upstate New York. Energy East and RGS Energy are committed to the economic vitality of the upstate region as a platform for growth for our combined company. With approximately 8,000 employees in upstate New York and New England, the combined company has a track record of outstanding service and community involvement. These will remain priorities.

Under the terms of the agreement, RG&E will remain a subsidiary of RGS Energy, and it is expected that NYSEG will be a subsidiary of RGS Energy. The headquarters of RGS Energy will continue to be located in Rochester. The operating headquarters for NYSEG will remain in Binghamton. Tom Richards will be chairman, president and chief executive officer of RGS Energy, chairman and chief executive officer of RG&E and NYSEG, as well as an executive vice president of Energy East. Ralph Tedesco will remain president and chief operating officer of NYSEG. I will serve as chairman, president and chief executive officer of Energy East.

We are eager to begin realizing the many opportunities that our new, larger company creates. Together, both RGS Energy and Energy East will continue cost reduction programs, which utilize a combination of reduced hiring and attrition to minimize any workforce effects. We anticipate that regulatory approvals can be obtained in approximately 12 months.

I want to thank you for your dedication and hard work, as we continue to provide the highest level of service to our customers, and move forward together with RGS Energy to become an undisputed industry leader. We look forward to talking more with you about this great opportunity for our company.

                              Sincerely,

                              /s/ Wes von Schack

                              Wes von Schack
                              Chairman, President and Chief Executive Officer

[ENERGY EAST LOGO]

                   ENERGY EAST EMPLOYEE QUESTIONS AND ANSWERS
                 RE: ENERGY EAST / RGS ENERGY GROUP COMBINATION

1.    WHY ARE ENERGY EAST AND RGS ENERGY MERGING?
      Over the last few years, Energy East has been working to become a super-regional energy delivery and services company, building a presence in 5 northeastern states. By combining RGS Energy and Energy East, we will be the premier upstate New York energy utility. The combined company will be one of the largest, most diversified energy providers in the Northeast. Together, we have the scale and scope to benefit our shareholders, our customers, our employees, and the communities we serve.

2.    HOW WILL EMPLOYEES BENEFIT FROM THE MERGER?
      Employees will benefit by being part of a larger, more diversified organization. This combination will provide added opportunities for our employees, by offering additional career development and advancement opportunities as the new company grows.

3.    WHAT EFFECT WILL THIS MERGER HAVE ON STAFFING?
      Both Energy East and RGS Energy plan to continue ongoing cost reduction programs that have used reduced hiring and attrition to minimize any workforce effects.

4.    WHAT CAN EMPLOYEES EXPECT IN THE INTERIM?  WHAT SHOULD I DO?
      Employees should continue to focus on executing our business plan and provide outstanding customers service. We will continue to update you as the process develops.

5.    WHO WILL MANAGE THE COMPANY?
      Wes von Schack will continue to serve as chairman, president and chief executive officer of Energy East. Tom Richards will remain chairman, president and chief executive officer of RGS Energy, and be chairman and chief executive officer of Rochester Gas & Electric (RG&E) and NYSEG, as well as an executive vice president of Energy East. Ralph Tedesco will remain president and chief operating officer of NYSEG.

6. HOW WILL THE COMBINED COMPANY BE STRUCTURED? WHERE WILL THE COMBINED COMPANY BE HEADQUARTERED?
      RGS Energy will become a wholly owned subsidiary of Energy East. RG&E will remain a subsidiary of RGS Energy, and it is expected that NYSEG will be a wholly owned subsidiary of RGS Energy.

      The headquarters of RGS Energy will continue to be located in Rochester, NY. The operating headquarters for NYSEG will remain in Binghamton. Headquarters for other Energy East utility subsidiaries are Augusta, ME for Central Maine Power Company; Hartford, CT for Connecticut Natural Gas; Bridgeport, CT for Southern Connecticut Gas; and Pittsfield, MA for Berkshire Gas Company.



                                     (more)

7.    WHEN WILL THE MERGER BE COMPLETED? WHAT APPROVALS ARE NEEDED?
      We anticipate that the merger will be completed in the next 12 months. The merger is conditioned upon, among other things, the approvals of Energy East and RGS Energy shareholders and the approvals of various regulatory agencies.

8.    HOW CAN I GET ANSWERS TO MY QUESTIONS ABOUT THE MERGER?
      We will be providing further information between now and the time of closing the transaction through our normal employee communication channels. You are also welcome to review additional materials related to the transaction and the companies on a special website - www.dealinfo.com/easrgs.


                                      # # #

[ENERGY EAST LOGO]

ENERGY EAST CORPORATION FACT SHEET
--------------------------------------------------------------------------------

OVERVIEW
Energy East Corporation is a super-regional energy services and delivery company with operations in New York, Connecticut, Massachusetts, Maine and New Hampshire. Energy East is dedicated to creating shareholder value through its focus on profitable growth, operational excellence and strong customer partnerships. In 2000, Energy East completed mergers with Connecticut Energy Corporation, CMP Group, CTG Resources and Berkshire Energy Resources that transformed the company, strengthened its delivery business and provided future revenue growth and increased profitability. Energy East's customer base doubled to 2 million customers across a 32,000 square mile service area. By growing the business, offering long-term incentive rate agreements and operating the business more efficiently, Energy East is creating value for its shareholders. The result -- an increase in earnings per share of 73 percent since 1996 and a total return to shareholders of 91 percent.

ENERGY EAST AT A GLANCE
- On January 26, 2001, Energy East reported 2000 earnings per share of $2.06 compared to $1.88 in 1999.
- Publicly held company (NYSE:EAS), with operating revenues of $3.0 billion in 2000
- 2000 Energy Delivery Statistics (in thousands):
  - Electricity - 23,347 megawatt hours
  - Natural Gas - 106,636 dekatherms
- Approximately 6,000 employees

SUBSIDIARIES
NYSEG Delivers electricity to 824,000 customers and natural gas to 248,000 customers across more than 40 percent of upstate New York.

THE SOUTHERN CONNECTICUT GAS COMPANY Delivers natural gas to 162,000 customers in southern Connecticut.

CENTRAL MAINE POWER COMPANY Delivers electricity to 540,000 customers in central and southern Maine.

CONNECTICUT NATURAL GAS COMPANY Delivers natural gas to 146,000 customers in central Connecticut.

BERKSHIRE GAS COMPANY Delivers natural gas to 34,000 customers in western Massachusetts.

THE ENERGY NETWORK Our nonutility focus currently includes peaking generation, energy services and telecommunications areas which complement our core utility business. Looking ahead we see good growth opportunities in peaking generation.

ENERGY EAST ENTERPRISES, INC. Current operations include the development of a gas distribution business in Maine and the expansion of a high deliverability gas storage facility in upstate New York. Both areas provide attractive growth opportunities.

ENERGY EAST EXECUTIVES
-  Wesley W. von Schack, Chairman, President and Chief Executive Officer
-  Kenneth M. Jasinski, Executive Vice President and General Counsel
-  Michael I. German, Senior Vice President
-  Robert D. Kump, Vice President and Treasurer
-  Robert E. Rude, Vice President and Controller


--------------------------------------------------------------------------------
            CORPORATE OFFICES                      INVESTOR RELATIONS
             P.O. Box 12904                         AND MEDIA CONTACT
       Albany, New York 12212-2904                 Thorn C. Dickinson
              518-434-3049                     Manager, Investor Relations
           www.energyeast.com                         607-347-2561
--------------------------------------------------------------------------------

[RGS ENERGY GROUP, INC. LOGO]

RGS ENERGY GROUP, INC. FACT SHEET
--------------------------------------------------------------------------------

OVERVIEW
RGS Energy Group, Inc. was formed in 1999 as a holding company with its regulated energy business conducted through Rochester Gas and Electric Corporation (RG&E), and its unregulated business through Energetix. The vision at RGS Energy Group is to be the premier energy provider in the state. Our mission is to provide energy and energy-related services to all of our customers with the highest level of customer satisfaction and quality.

RGS ENERGY GROUP AT A GLANCE
- On January 24, 2001, RGS Energy Group reported 2000 earnings per share of $2.61 compared to $2.44 in 1999.
- Publicly held company (NYSE:RGS), with operating revenues of $1.4 billion in 2000
- 2000 Energy Delivery Statistics (in thousands):
  - Electricity - 8,714 megawatt hours
  - Natural Gas - 59,410 dekatherms
- 2,642 employees

SUBSIDIARIES
RG&E supplies regulated electric and gas service within a 2,700-square-mile service territory with a population of one million people. The service territory is well diversified among residential, commercial and industrial customers. The city of Rochester is the third largest in New York State and a major industrial center. Multinational commerce in the Greater Rochester Region accounts for 40 percent of all exports from New York State and makes our area the number one per capita exporting community in the nation. Our territory also has a substantial suburban area with commercial growth and large, prosperous farming regions.

ENERGETIX, INC. and its major subsidiary, Griffith Energy, Inc., are unregulated companies offering a full line of energy products including electricity, natural gas, home heating oil, propane and a variety of energy services throughout upstate New York. Energetix conducts business both within and outside of the traditional regulated service franchise area. It has more than 200,000 customers across New York State.

RGS ENERGY GROUP EXECUTIVE TEAM
-  Thomas Richards, Chairman, President and Chief Executive Officer
-  Michael Tomaino, Senior Vice President and General Counsel
-  Michael Bovalino, Senior Vice President
-  Paul Wilkens, Senior Vice President


---------------------------------------------------------------------------
     CORPORATE OFFICES         INVESTOR RELATIONS       MEDIA CONTACT
       89 East Avenue             Mark Graham             Mike Power
    Rochester, NY 14649           716-724-8176           716-724-8828
        716-546-2700
        www.rge.com
---------------------------------------------------------------------------

[ENERGY EAST LOGO]

WESLEY W. VON SCHACK
Chairman, President and Chief Executive Officer
--------------------------------------------------------------------------------

Wes von Schack is Chairman, President and Chief Executive Officer of Energy East Corporation, a super-regional energy delivery and services company, with operations in the Northeast region.

Mr. von Schack is a member of the Boards of Energy East, Mellon Financial Corporation and Mellon Bank N.A., RTI International Metals, Inc., AEGIS Insurance Company, The Business Council of New York State, Inc., and Vice Chairman of the Board of The Peconic Land Trust.

Prior to September 1996, he was the Chairman of the Board, President and Chief Executive Officer of DQE, a diversified energy services company headquartered in Pittsburgh, Pennsylvania. He is the former Chairman of the Pennsylvania Business Roundtable, the Pittsburgh Cultural Trust, the Regional Industrial Development Corporation of Southwestern Pennsylvania, and the Greater Pittsburgh Council - Boy Scouts of America, and a former Vice Chairman of the Board of Trustees and Life Trustee of Carnegie Mellon University.

Mr. von Schack has a A.B. in Economics from Fordham University, an M.B.A. from St. John's University, and a Doctorate Degree from Pace University.

He and his wife Mary have three children, Regina, Will and Mary Dorothy.

[RGS ENERGY GROUP, INC. LOGO]

THOMAS S. RICHARDS
Chairman, President and Chief Executive Officer
--------------------------------------------------------------------------------

Thomas S. Richards became chairman, president and chief executive officer of Rochester Gas & Electric Corp. (RG&E) on January 1, 1998. Since August 1999, RG&E has been a subsidiary of RGS Energy Group Inc., of which Mr. Richards also is chairman. Prior to that, he was president and chief operating officer since March of 1996. Previously, he served as senior vice president for finance, senior vice president for corporate services and general counsel.

Mr. Richards, a lawyer, joined RG&E in 1991. Prior to that, he was a partner in Rochester's largest law firm, Nixon Peabody LLP.

Mr. Richards is involved in a number of charitable and community organizations. He is currently serving on the boards of the Chamber of Commerce, Industrial Management Council, United Way, Rochester Institute of Technology, Otetiana Council/Boy Scouts of America, Greater Rochester Housing Partnership, Colgate Rochester Divinity School, Eltrex Industries Inc., Chase Northeast Advisory Board of Chase Manhattan Bank, Highland Hospital, Strong Partners Health System, Rochester Economic Development Corp., and the Visiting Nurse Foundation.

He is a graduate of Bucknell University, Cornell University Law School and served in the
U.S. Navy.

Mr. Richards and his wife, Betty, have two sons and reside in the City of Rochester.

[ENERGY EAST LOGO]                                 [RGS ENERGY GROUP, INC. LOGO]

[MAP DEPICTING THE FOLLOWING INFORMATION:

Areas in Maine, New Hampshire, Massachusetts, Connecticut, Rhode Island, and New York receiving service from the following companies:

NYSEG
RG&E
Southern Connecticut Natural Gas
Connecticut Natural Gas
Berkshire Gas Company
Central Maine Power
New Hampshire Gas

Central New York state is magnified, and the city of Rochester is denoted with a star.]

THE FOLLOWING IS A COMMUNICATION DISSEMINATED TO EMPLOYEES OF AN ENERGY EAST SUBSIDIARY TOGETHER WITH THE PRESS RELEASE.

[NYSEG LOGO]

                                                             February 20, 2001

Dear Colleague:

I am pleased to tell you that we announced today that Energy East Corporation and RGS Energy Group, Inc. will combine in a cash and stock transaction valued at approximately $1.4 billion in the aggregate. This transaction combines complementary strengths, geographies and skills to fortify Energy East's position as a super-regional energy delivery and services company within the Northeast.

RGS Energy, through its subsidiary Rochester Gas & Electric (RG&E), serves approximately 650,000 electric and gas customers. With RGS Energy, Energy East will be one of the largest, most diversified energy providers in the Northeast, serving almost 3 million customers. Both companies share a common vision for upstate New York. Simply put, we are focused on providing our customers with reliable energy supply, stable prices and choice. RGS Energy operates in a nine-county region centering around Rochester. Together, we will serve half of upstate New York. Energy East and RGS Energy are committed to the economic vitality of the upstate region as a platform for growth for our combined company. With approximately 8,000 employees in upstate New York and New England, the combined company has a track record of outstanding service and community involvement. These will remain priorities.

Under the terms of the agreement, RG&E will remain a subsidiary of RGS Energy, and it is expected that NYSEG will be a subsidiary of RGS Energy. The headquarters of RGS Energy will continue to be located in Rochester. The operating headquarters for NYSEG will remain in Binghamton. I will remain president and chief operating officer of NYSEG. Wes von Schack will continue to serve as chairman, president and chief executive officer of Energy East. Tom Richards will be chairman, president and chief executive officer of RGS Energy, chairman and chief executive officer of RG&E and NYSEG, as well as an executive vice president of Energy East.

We are eager to begin realizing the many opportunities that our new, larger company creates. No layoffs are planned as a result of the combination. Together, both RGS Energy and Energy East will continue cost reduction programs, which utilize a combination of reduced hiring and attrition to minimize any workforce effects. We anticipate that regulatory approvals can be obtained in approximately 12 months.

I want to thank you for your dedication and hard work, as we continue to provide the highest level of service to our customers, and move forward together with RGS Energy to become an undisputed industry leader. We look forward to talking more with you about this great opportunity for our company.

                                   Sincerely,

                                   /s/ Ralph Tedesco

                                   Ralph Tedesco
                                   President and Chief Operating Officer